

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2019

Mr. Jawad A. Ahsan
Chief Financial Officer
Axon Enterprise, Inc.
17800 North 85th Street
Scottsdale, Arizona 85255

      Re: Axon Enterprise, Inc.
          Form 10-K for the Year Ended December 31, 2018
          Filed February 27, 2019
          File No. 001-16391

Dear Mr. Ahsan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing